SIDLEY AUSTIN LLP ONE SOUTH DEARBORN CHICAGO, IL 60603 (312) 853 7000 (312) 853 7036 FAX	BEIJING BRUSSELS CHICAGO DALLAS FRANKFURT GENEVA HONG KONG LONDON	LOS ANGELES NEW YORK SAN FRANCISCO SHANGHAI SINGAPORE SYDNEY TOKYO WASHINGTON, D.C.
ashaw@sidley.com (312) 853-7324	FOUNDED 1866

March 7, 2008

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	American Bar Association Members/State Street Collective Trust
Registration Statement on Form S-1 (Registration No. 333-149594)

Ladies and Gentlemen:

On behalf of the American Bar Association Members/State Street Collective Trust (the “Collective Trust”), a collective trust established and maintained by State Street Bank and Trust Company of New Hampshire (“State Street”) as trustee for purposes of providing various continuously offered investment vehicles for assets contributed by members of the ABA Retirement Funds program (the “Program”), your attention is directed to the Collective Trust’s Form S-1 Registration Statement, No. 333-149594 (the “2008 Registration Statement”), filed via EDGAR on the date hereof.

The 2008 Registration Statement is being filed in anticipation of its becoming effective no later than April 23, 2008 inasmuch as, after April 30, 2008, the audited financial statements contained in the Collective Trust’s currently effective Registration Statement, No. 333-141236 (the “2007 Registration Statement”), which became effective April 23, 2007, may no longer be used. As purchases are made on a daily basis by participants in the Program, a failure to obtain timely effectiveness of the 2008 Registration Statement could require State Street to stop accepting participant contributions as of May 1, 2008.

The Collective Trust’s Registration Statement, No. 333-104043, which became effective April 25, 2003, received a full Commission staff review; the relevant Securities and Exchange Commission comment letter was dated April 21, 2003.

We believe that the 2008 Registration Statement is substantially similar to the 2007 Registration Statement; the changes, which are outlined more fully in the following paragraph, are believed to be primarily updating in nature.

The Collective Trust has authorized us to convey to the Commission that (i) the 2008 Registration Statement is filed to register additional units of the Collective Trust in addition to those previously registered under the 2007 Registration Statement and (ii) the Collective Trust believes that the only changes reflected in the 2008 Registration Statement from the 2007

Sidley Austin LLP is a limited liability partnership practicing in affiliation with other Sidley Austin partnerships

Securities and Exchange Commission

March 7, 2008

Registration Statement that might reasonably be considered material are (a) the inclusion of the audited 2007 financial statements of the Collective Trust and a discussion of performance for the year ended December 31, 2007 through incorporation by reference to the Collective Trust’s Annual Report on Form 10-K for the year ended December 31, 2007; and (b) disclosures relating to the pending termination of the three portfolios of the Structured Portfolio Service, which will occur on March 28, 2008. The changes described in clause (ii)(b) of the preceding sentence have previously been the subject of a supplement to the prospectus contained in the 2007 Registration Statement.

We would be happy to provide a printed copy of the 2008 Registration Statement marked showing changes from the 2007 Registration Statement for your convenience upon request.

I can be reached at (312) 853-7324 if you require additional information.

Very truly yours,

/s/ Andrew H. Shaw